SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                               Media Metrix, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   58440X103
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                                 (CUSIP Number)

                                October 26, 1999
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58440X103               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The 1995 Stacey Johnson Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  5     SOLE VOTING POWER

                        883,342 shares of Common Stock, par value $.01
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           o shares of Common Stock, par value $.01
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              883,342 shares of Common Stock, par value $.01
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        o shares of Common Stock, par value $.01
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      883,342 shares of Common Stock, par value $.01
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.5%
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12    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

      This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1999.

Item 1(a)  Name of Issuer:

           Media Metrix, Inc.
           250 Park Avenue South
           New York, New York 10003

Item 1(b)  Address of Issuer's Principal Executive Offices:

           250 Park Avenue South
           New York, New York 10003

Item 2(a)  Name of Person Filing:

           See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

           c/o Franklin Green, Esq., Trustee
           Fried Frank Harris Shriver & Jacobson
           One New York Plaza
           New York, New York 10004-1980

Item 2(c)  Citizenship:

           See Item 4 of the cover page attached hereto

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $.01

Item 2(e)  CUSIP Number:

           58440X103

Item 3     Identity of Reporting Person:

           Not Applicable

Item 4      Ownership:

      (a)   Amount beneficially owned:

            See Item 9 of the cover page attached hereto.

      (b)   Percent of Class:

            See Item 11 of the cover page attached hereto.

      (c)   Number of Shares Beneficially Owned by Reporting Person:

            (i)   sole voting power: 883,342 shares of Common Stock, par value
                  $.01.

            (ii)  shared voting power: 0 shares of Common Stock, par value $.01.

            (iii) sole dispositive power: 883,342 shares of Common Stock, par value $.01.

            (iv) shared dispositive power: 0 shares of Common Stock, par value $.01.

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |x|.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable

Item 8      Identification and Classification of Members of the Group:

            Not Applicable

Item 9      Notice of Dissolution of Group:

            Not Applicable

Item 10     Certification:

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2000

                                    THE 1995 STACEY JOHNSON TRUST


                                    By:    /s/ Franklin Green
                                        ----------------------------------------
                                    Name:  Franklin Green
                                    Title: Trustee


                                    By:     /s/ Deborah Raizes
                                        ----------------------------------------
                                    Name:   Deborah Raizes
                                    Title:  Trustee